LONDON, October 3, 2001
                                  LOAN CONTRACT

Entered into between:
OLIMPIA S.p.A., a company operating under Italian law, with legal headquarters in Milan, Viale Sarca 222, corporate capital of 1,400,000,000 Euros [entirely paid], registered in the Book of Companies of Milan under number 03232190961, REA 1659224, tax identification and V.A.T. no. 03232190961, duly authorized and represented for the purposes of signing the present contract (the Borrower);

And

BANCA ANTONIANA POPOLARE VENETA S.C.A.R.L. a company operating under Italian law, with legal headquarters in Padova, Via Verdi 13/15, corporate capital and reserves of 2,570,214,186.18 Euros as of May 12, 2001, registered in the Book of Companies of Milan under number 218469/1996, tax identification and V.A.T. no. 02691680280, duly authorized and represented for the purposes of the signing of the present contract (the Bank).

Whereas:
                           (A) In a letter dated September 19, 2001 (the
                  Letter), the Borrower has asked Interbanca S.p.A., a company held by the Bank, for a loan in the amount of 258,228,450 Euros (two hundred fifty-eight million, two hundred twenty-eight thousand, four hundred fifty Euros), with a term of six years, with the right of the Borrower to prepay the loan beginning in the sixth month of the term;

                           (B) As a result of the negotiations that have taken
                  place between the parties, the Bank has agreed to assume a part of the sum discussed in point (A), in the amount of 180,759,915 Euros (one hundred eighty million, seven hundred fifty-nine thousand, nine hundred fifteen Euros);

                           (C) The Letter is the result of an agreement signed
                  on July 30, 2001, stipulated with an exchange of letters between Bell S.A. (the Seller), party of the first part, Pirelli S.p.A. (Pirelli) and Edizione Holding S.p.A. (Edizione Holding). The object of this agreement is the sale by the Seller to Pirelli and Edizione Holding or the company named by Edizione Holding, of a share in Olivetti S.p.A. (Olivetti), corresponding to 1,552,662,120 ordinary Olivetti shares and 68,409,125 2001-2002 Olivetti warrants (all together referred to as the Shareholding) according to the terms and conditions established therein (the Agreement). On September 19, 2001 the parties to the Agreement and the Borrower, as the designated buyer of the Shareholding, have, through the exchange of letters, signed a document integrating the Agreement (the Document). In the context of the transactions discussed in the Agreement and the Document, the Bank confirms that it is willing to accept the request established in the Letter, as subsequently modified as a result of the further negotiations discussed in point (B)..

ALL THIS HAVING BEEN STIPULATED, THE PARTIES AGREE TO AND ESTABLISH THE
FOLLOWING:

                           1) The Bank shall issue the Borrower a loan in the
                  amount of 180,759,915 Euros (one hundred eighty million, seven hundred fifty-nine thousand, nine hundred fifteen Euros). The Borrower must use the loan exclusively to pay the Seller the purchase price of the Shareholding agreed upon in accordance with the Agreement, as integrated into the Document.

                           2) The use of the loan will occur in one lump sum
                  payment. The Borrower may, on any Business Day (this being understood as a banking day in the city of Milan), between the date on which this contract is signed and October 31, 2001, a request that the loan be issued in the manner established in Addendum 1 of this contract. The request for the issuance of the loan, duly filled out, must arrive at the Bank at least 2 Business Days before the date of issuance.

                           3) The Borrower hereby agrees to pay back the loan,
                  plus interest and any additional fees still due as long as they can be documented (the Additional Fees), on October 5, 2007 (The Due Date).


The Borrower has the right to prepay the loan in whole or in part, in the incontestable judgment of the Borrower and with the Bank having no right to oppose this option, beginning in the sixth month from the date of issue, with notice sent by fax at least 5 Business Days in advance, with no penalty due, and the Borrower shall have the right to repay the loan in whole or in part only at the expiration of an interest period. It is hereby understood that, once the Bank has received the advance notice sent by the Borrower, the prepayment date shall become definitive with all the consequences indicated in the last paragraph of Clause 7 below, in the event that the payment is not received punctually on the date mentioned in the advisement.

With the exception of the hypothesis of a merger or a total transfer of the Borrower to Pirelli S.p.A. and/or Edizione Holding S.p.A., and/or into or with companies controlled by and/or which control Pirelli S.p.A. and/or Edizione Holding S.p.A., for Intergroup Transfers (as defined below) and in the hypothesis of the merger or total transfer of the Borrower in or with a listed company which is directly or indirectly active in the telecommunications sector, in the case in which before the Due Date Pirelli S.p.A. and/or Edizione Finance International S.A. should cease to jointly hold, either directly or individually, even through companies that are 100% held, a shareholding in the Borrower which allows it to exercise control over it, the Borrower will be obligated to repay the entire amount of the loan in advance, together with interest and additional fees due.



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

At the same time, with the exception of the hypothesis of a merger or the total transfer of Olivetti to the Borrower and/or into or with companies controlled by and/or which control Pirelli S.p.A. and/or Edizione Holding S.p.A., and in the hypothesis of the merger or total transfer of Olivetti in or with a listed company which is directly or indirectly active in the telecommunications sector, in the case in which before the Due Date Olimpia, for any reason whatsoever, should cease to hold, either directly or individually, a shareholding in Olivetti greater than 20% of the capital thereof, the Borrower will be obligated to repay the entire amount of the loan in advance, together with interest and additional fees due.



















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

The term "Intergroup Transfers" is understood as the sale or the transfer or through conferral in kind of the Olimpia shares held by Pirelli S.p.A. and/or by Edizione Holding S.p.A. to companies which are part of the respective group, with companies as part of the group understood as companies and/or other organizations or bodies controlled, either directly or indirectly, by the transferers or their controlling companies, in any case, in accordance with
Article 2359, paragraph one, number 1, of the civil code.

For the purposes of this contract, "control" shall have the meaning established in Article 2359, paragraph one, number 1, of the civil code.

For the payment of the sums due by the Borrower to the Bank, for capital, interest, and Additional Fees, the Borrower hereby agrees to pay the sums in a timely manner with full availability, at the Bank with coordinates ABI 10685 CAB 1600, giving simultaneous notice directly to the Bank.

It is understood that, in the event that the payment date for any sums due should not fall on a Business Day, then the payment shall be considered as due on the Business Day immediately following, with the consequences established in the second paragraph of Clause 4) below.

4) The Borrower hereby agrees to pay the Bank, at the expiration of every six-month period, and on the Final Due Date, without prejudice to the points established in the last paragraph of Clause 3) above for the case in which the payment date should not fall on a Business Day, the amount of interest due in each period on the loan still due, together with any other fees due, the amounts of which shall be communicated in a timely manner by the Bank to the Borrower.

For the calculation of the interest, the first day of each interest period shall be understood as the payment date for the interest for the prior period (or, initially, the date of issuance), and the last day of each interest period shall be understood as the day before the payment date for the interest for the period in question (or, at the end of the loan period, the day prior to the date of repayment). In the event that the situation discussed in the last paragraph of Clause 3) should occur, the interest period shall be extended until the day before the date of postponed payment, and for the subsequent period, shall run from this postponed payment date.

The interest will be calculated - on the basis of the effective number of days, using a divisor of 360 - at an annual rate, to be updated every six months effective as of the beginning of the interest period, determined at the rate of
0.5 percentage points above the Euro Interbank Offered Rate at 6 months, legally valid on the first day of the period in question (cf. the previous paragraph), as of 11:00 a.m. (Central Europe Time) by the Euribor Panel Steering Committee (as a rule two business days before the aforementioned date) and published on the Reuters Circuit, currently on page ATIA 01, and in the principal economic newspapers (Euribor).

The Bank shall inform the Borrower, in writing and in a timely manner, of the rate of interest that will be applied for each period.



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

It is hereby understood that, in the event:

a) for any reason, there should be no Euribor report necessary for the determination of the rate of interest to be applied for an interest period, or

b) there should be modifications to the financial terms for the issuance of loans by the Bank, or if the current system of handling interbank deposits should be modified in terms of obligations for reserves and/or the financial terms, to the detriment of the Bank, the Bank shall inform the Borrower by fax of the new rate conditions in accordance with which the loan can continue and the Borrower, within thirty days from the date of this notice, must send a fax to the Bank indicating that it accepts the new conditions or that it wishes to withdraw from the contract, and in the latter case, the Borrower will be obligated to repay the loan in advance in its entirety, without penalty, at the conclusion of the aforementioned term of thirty days from the aforementioned notice sent by the Bank. In the event that the aforementioned term of thirty days shall fall after the conclusion of the interest period in which the notification was sent by the Bank, the rate in effect at the time of the notification itself will be adopted until the repayment date. In the event that the Borrower does not respond to the notification sent by the Bank, the loan will continue under the new rate conditions communicated by the Bank.

5) The Borrower does hereby declare and represent the following to the Bank:

a) The Borrower is a company validly founded and in existence and which at present can fully and freely exercise its own rights because it is not in a condition of insolvency, voluntary liquidation, bankruptcy, coactive managed liquidation, preventive agreement, controlled or extraordinary management or similar legal proceedings, nor are there forecasts or threats of these proceedings for the Borrower; in addition, the Borrower has not sold its assets to creditors;

b) The Borrower is endowed with all the power and authority necessary to sign this contract, fulfill the obligations arising from the contract, and use the loan in accordance with the purposes established in Clause 1 of this contract.

c) in accordance with the terms of the corporate by-laws, the board of directors of the Borrower has passed the resolutions and adopted the measures necessary for the approval and signing of this contract and any other document or contract related thereto;

d) the signing of this contract and the fulfillment of the obligations deriving therefrom do not contrast with the laws or acts having the effects of law which are binding on the Borrower, or any legal, administrative or arbitration measures to which the Borrower is subject;

e) The Borrower is not in a condition of non-fulfillment in respect to any contracts or other negotiations to which it is a party, nor has there been any event that may constitute non-fulfillment or which may threaten the ability of the Borrower to fulfill the obligations arising from the present contract, or, more in general, on its own economic, financial, or management situation;



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

f) once signed, this contract shall constitute for the Borrower a source of obligations which are binding, legitimate, valid, actionable and executable, in accordance with the respective terms and conditions;

The declarations established in letters a) to f) above shall be understood as repeated on the date of issuance of the loan and at the conclusion of each interest period and for the entire term for which this contract is in effect until the point that every sum due to the Bank in relation to the loan has been completely and definitively paid.

6) In light of the recommendations of the Oversight Authorities in relation to monitoring bank clients, and under the obligation of confidentiality on the part of the Bank, the Borrower hereby agrees, until the complete repayment of the loan in accordance with this contract, to send the Bank:

(i) for every fiscal year of the Borrower, a copy of its annual balance sheet and the semi-annual report, within ninety days and thirty days, respectively, of their approval.

(ii) a copy of the consolidated balance sheet for the group to which the Borrower belongs, within ninety days from its approval.

(iii) every change, event, fact, action, circumstance or series of changes, events, facts, and/or circumstances, of any nature (also, therefore, of a technical, economic, administrative, capital, financial, or legal nature) which individually or together have caused or which could cause a modification in a negative sense of the capital, economic, or financial situation of the Borrower and/or Olivetti and its controlled companies, which may compromise the reasons for the issuance of this loan by the Bank and of which the Board of Directors of the Borrower were aware or should have been aware by utilizing due diligence.

(iv) every press release regarding proposals for merger, division, concentration, dissolving, and liquidation operations, as well as modifications of the company form, a reduction of corporate capital and any other proposal for similar operations which involve the Borrower or Olivetti.

The Borrower also hereby agrees:

(a) not to purchase shares in other companies, with the exception of shares in Olivetti, companies that Olivetti controls and companies in the telecommunications sector, in the latter case for a total value of more than 250 million Euros, without the prior written consent of the Bank which shall not be unreasonably denied;

b) to abstain from distributing or deciding to distribute the extraordinary dividends, premiums, or other profits or reserves of the Borrower;

c) to make sure that until the Expiration Date the ratio between the net financial debt and the net worth of the Borrower is not greater than 1 (one). The Bank will ensure that this ratio is observed on the basis of the balance sheet and the semi-annual report prepared by the Borrower. For the purposes of this contract, "net financial debt" shall be understood as the algebraic sum of



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

the following entries recorded or to be recorded in the profit and loss statement of the company, in accordance with Article 2424 of the Civil Code for that period: "bonds" + "convertible bonds" + "debts to banks" + "debts to other financial institutions" + "debts represented by loan certificates" + "debts of a financial nature towards controlled/conjoined/controlling companies" + "other entries related to financial debt" - "available liquidity" - "financial activities that do not constitute financial assets, other stock" - "credits of a financial nature towards controlled/conjoined/controlling companies as long as they are not subordinate in nature and do not constitute financial assets"; "net worth" shall be understood as the algebraic sum of the following entries on the profit and loss statement, in accordance with Article 2424 of the Civil Code: net worth (macro-class A of the liabilities net of profits to be distributed) minus credits towards partners for payments still due (entry A of the asset column) minus reserves for own stock hold in the portfolio (entry A(V) of the liability column);

7) The Bank will have the right to declare that the Borrower loses the benefit to make payment on the due date, to withdraw from these agreements or to declare them dissolved if the following should occur:

a) convocation of the assembly to discuss the presentation of a request for the admission of the Borrower to any legal proceedings or any other similar proceedings , or the presentation by third parties of a request for admission to any legal proceedings or any other similar proceedings (as long as they are not pretextual or rash);

b) the transfer of assets by the Borrower to creditors or the restructuring of the Borrower's debt through consolidation, extensions, and/or negotiations;

c) the failure to make complete and punctual payment of any sum due in accordance with this contract, within 5 days from the date of the first demand sent by the Bank to the Borrower, in any case without prejudice to the applicability of late interest according to the terms established in Clause 4 of this contract;

d) the use of the loan for purposes other than those indicated in Clause 1 of this contract;

e) the untruthfulness of declarations made by the Borrower in accordance with Clause 5 of this contract;

f) the Borrower does not fulfill the requirements established in Clause 6 of this contract;

g) the Borrower is in violation of the regulations of law or regulations having the force of law which might substantially threaten the capacity of the Borrower to fulfill its obligations to repay the loan assumed in accordance with this contract;

h) the Borrower ceases to perform the company activity which it currently performs or if it commences an activity which is substantially different than the activity currently performed;

i) as a result of measures taken by any authority, the board of the Borrower is entirely dissolved or the majority of the members are removed;



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

j) the failure to make punctual payment, not quickly remedied, of any financial obligation in respect to third parties for a total amount of more than 10 million Euros;

k) as a result of cancellation, dissolution, or withdrawal, a request is made for early repayment of the loan issued to the Borrower from Banca Monte dei Paschi di Siena S.p.A. on October 3, 2001 for a total amount of 516,456,000 Euros and the loan issued to the Borrower by Interbanca S.p.A. on October 3, 2001 for a total amount of 77,468,534 Euros.

l) the distribution or the assumption of a resolution to distribute the extraordinary dividends, premiums, or other profits or reserves of the Borrower. In the event that the Bank should exercise its right that the Borrower lose the benefit to make payment on the due date or to withdraw from these agreements or to consider these agreements dissolved - the Borrower must make repayment in cash - upon notice to the Borrower to fulfill its obligations in accordance with subparagraph c) - within a term which will be set as no later than fifteen business days from the date of the letter that the Bank will send to the Borrower, the entire total of the debt, for capital, interest, and Additional Fees. It is hereby understood that, regardless of the fact that this power is exercised or not, any sums due under any guise which remain unpaid on the due date (even if it is moved up) shall also be assessed late interest which will run from the due date to the actual date on which payment is made. The rate of interest shall be three percentage points above the rate as determined and calculated on the basis of Clause 4) above.

8) This contract is governed by the laws of Italy. For any dispute arising in respect to these agreements the Court of Milan shall have exclusive jurisdiction.

The legal address of the Bank is at the Corporate Headquarters in Padua, Piazzetta Turati, 2 and the legal address of the Borrower is at its Headquarters in Milan, Viale Sarca no. 222, C.A.P. 20126.

The communications to be made by fax shall be sent to 049839461 for the Bank (Att: Mr. Roberto Baccelle) and 026442.2461 for the Borrower (Att: Ms. Silvia Gironi). In the event that the fax is not working, these communications must be made by letter using special couriers.

The Borrower and the Bank hereby agree to promptly communicate to the other party any change of their legal address or fax number, with the understanding that this modification will take effect only after the receipt of the respective communication on the part of the recipient.

9) It is the complete responsibility of the Borrower to pay any expense which should arise in relation to this contract, in addition to all the registration fees or similar fees that should arise at any time in relation to this contract or to other similar documents or contracts related thereto or referenced by them. All payments due from the Borrower in accordance with this contract, for capital, interest, commissions or other fees, must be made without any deduction or withholding for taxes, fees, or other expenses, unless the deduction or the withholding is obligatory by law, in which case the Borrower must:



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a) immediately pay the Bank an additional sum equal to the amount of the deduction or withholding so that the amount received by the Bank is equal to the amount which it would have received if the deduction or withholding was not made;

b) pay the tax authorities or similar authorities within the term established by law, the entire amount of the deduction or withholding, including the amount of the deduction or withholding on any additional amount paid in accordance with this paragraph;

c) within the term established by Law for payment, the Borrower must provide the Bank with the following:

(i) a receipt validly issued by the competent tax authorities which shows all the sums deducted or withheld; or

(ii) in the event that no receipt is issued, a certificate of deduction or equivalent proof of the relative deduction or withholding.

10) The Borrower may not transfer any of its rights and/or obligations in connection withthis contract. The Bank may transfer, at any time, with prior notification sent to the Borrower, in whole or in part, the credits and rights deriving from this contract, and the Borrower hereby agrees from this time forward to consent to these transfers. It is hereby understood by the parties that no fees or charges, even those of a fiscal nature - which should arise in the future in relation to these transfers on the part of the Bank, shall be the responsibility of the Borrower.

11) This contract is valid and binding and creates and shall create rights and obligations for the parties and any successors and transferees.

SIGNATURE PAGE


/signature illegible/               /signature illegible/
Olimpia S.p.A.


/signature illegible/
Banca Antoniana Popolare Veneta S.c.a.r.l.



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ADDENDUM 1
Request for the Issuance of a Loan

                                                       Date: October [ * ], 2001

To:      [The Bank]
[Address]

Dear Sirs:

RE:      LOAN CONTRACT IN THE AMOUNT OF [ * ] EUROS, stipulated on [ * ]

In accordance with Article 2 of the loan contract in question, we hereby request the issuance of the loan in its entire amount on October [ * ], 2001 through crediting of the sum into checking account no. [ * ], opened in our name at [ * ].

We also hereby confirm that:

                           a) the statements made in accordance with Clause 5 of
                  the loan contract are true, correct, and complete as of today and they shall be so also on the date of issuance;

                           b) no event involving the loss of the benefit to make
                  payment on the due date, dissolution, or withdrawal in accordance with Clause 7 of the loan contract has occurred as of today's date and will not occur as of the date of issuance or as a result of the issuance.



Sincerely yours,


Olimpia S.p.A.



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